UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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Application of DQE, Inc., )
                          )      CERTIFICATE PURSUANT TO
DQE Energy Services, Inc. )      RULE 24 UNDER THE PUBLIC
                          )      UTILITY HOLDING COMPANY ACT
and DH Energy, Inc. on    )      OF 1935
                          )
Form U-1 (File No. 70-    )

9027)

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     Pursuant to the  requirements  of Rule 24 under the Public Utility  Holding
Company Act of 1935 (the "Act"), DQE, Inc.("DQE"), a Pennsylvania corporation and a public utility holding company, DQE Energy Services, Inc. ("Energy Services"), a Pennsylvania corporation and wholly owned subsidiary of DQE, and DH Energy, Inc. ("DH Energy"), a Pennsylvania corporation and wholly owned subsidiary of Energy Services, hereby certify that (a) the assignment to DH Energy by Allegheny Development Corporation ("ADC"), of all of ADC's rights and obligations under (i) the Heinz Facility Lease dated as of January 22, 1997 between Heinz USA and ADC and (ii) the Energy Supply Agreement dated as of January 22, 1997 between Heinz USA, ADC and Duquesne Energy, Inc. and (b) the execution of an Operation and Maintenance Services Agreement between ADC and MT Energy, Inc.,("MT Energy"), a Pennsylvania corporation, pursuant to which MT Energy will serve as operator of ADC's energy facility at the Midfield Terminal Complex at the Greater Pittsburgh International Airport, as proposed in the Application to the Securities and Exchange Commission (the "Commission") on Form U-1 (File No. 70-9027) of DQE, Energy Services, and DH Energy and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-26728, dated June 10, 1997, have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application and of the Commission's order with respect thereto.

Exhibits

     F-2      "Past Tense" Opinion of Counsel


                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned hereunto duly authorized.


Dated:   August 8, 1997

                                   DQE, Inc.


                                   By:  /s/ Victor A. Roque
                                        Vice-President


                                   DQE ENERGY SERVICES, INC.


                                   By:  /s/ Alexis Tsaggaris
                                        Alexis Tsaggaris
                                        President


                                   DH ENERGY, INC.


                                   By:  /s/ Alexis Tsaggaris
                                        Alexis Tsaggaris
                                        President